Exhibit 99.1

NYSE MKT: ELLO

Disclaimer
General:
The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2013, and other filings that we make from time to time with the SEC.
Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation.
In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.
Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the
Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law.
Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.
This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.
Information Relating to Forward-Looking Statements:
This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward
-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not
actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Profile
NYSE MKT; TASE	ELLO
Share Price (5/1/14)	$9.63
Market Cap (5/1/14)	$103 M
Shares Outstanding	10.7 M
FY 2013 Revenue	$13.0 M
FY 2013 Adjusted EBITDA*	$6.6 M
Cash (12/31/13)	$7.2 M
*For the full disclosure of the reconciliation to the IFRS please see Ellomay’s 20-F filings

Company Overview
Ellomay operates in the energy and infrastructure sectors, including renewable and clean energy, and aims to exploit attractive yield to risk ratios.
Current management/controlling shareholders took control of a public shell with approximately $80M of cash and began investing/operating in the energy and infrastructure sectors in 2010. In January 2014, the Company raised $34.3 million by issuing 10-year, 4.6% debentures in Israel to add to the capital base for investments.
Asset Summary:
  Italy -- 12 PV Plants, totaling nominal capacity of approximately 22,635 kWp, currently averaging 36.4 Eurocent/kWh
  Spain -- 1 PV Plant, totaling nominal capacity of approximately 2,275 kWp, currently averaging
 24.2 Eurocent/kWh
  Dorad -- 7.5% interest in a 800 MW Bi-Fuel/Natural Gas Power Station (about 6% of Israel’s power capacity), with an option to increase holdings to approximately 9.4% interest
History:
Entrance to Italian PV
Market (acquisitions
2010 - 2013)
Acquired equity
interest in Dorad
Listing in NYSE
MKT
Public Debenture
Issuance (A- ,Maalot
S&P IL)
2010
2011
2012
2013
2014
2015
Listing in
TASE
Entrance to
Spanish PV
Market
Expected commencement
of Dorad’s Commercial
Operations (800MW)

ellomay
CAPITAL LIMITED

ellomay
CAPITAL LIMITED
Dorad Energy

The public
Shlomo Nehama
Kanir Partnership
*Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and the company controlled by Shlomo Nehama. ** Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael . Ran Fridrich and Hemi Raphael hold directly and indirectly 1.1% and 4.3%, respectively. Mor brothers who hold the shares of one of Kanir’s limited partners, hold 3.8% directly and indirectly (through Bonstar).
*** Ellomay owns 85% of the Spanish PV plant (with the aggregate capacity of approximately 2.3 MW).
Shareholders agreement*
PV
Dorad is Israel's largest private power plant
(approximately 800MW representing approximately
6% of Israel electricity capacity), is connected to the
grid and is expected to begin producing energy in 2Q
2014. The power plant is bi-fuel and powered by
natural gas.
Corporate Structure
**35.2%
37.6%
27.2%
7.5%
13 PV plants in Italy and
Spain***, with an
aggregate capacity of
approximately 25MW
100%

Portfolio Summary
	Spain	Italy	Israel
Nominal Capacity	2,275 kWp	22,635 kWp	800 MW
% Ownership	85%	100%	7.5%*
2013 Revenues	$1.3 M	$11.7 M	N/A [not operational yet]
Cost of Property, Plant and Equipment as of March 1, 2014	~ $7.6 M	~ $94.5 M
Total capital expenditure in connection with the investment in Dorad as of March 1, 2014			~ $29.9 M**
License Expiration	2041	~ 2031	2034***
# of PV Plants	1	12	1
* Ellomay has an option to increase its holdings to approximately 9.4%
** Ellomay’s part of the total investment in Dorad power plant (overall estimated
 Capex of the plant is approximately $1.2 Billion)
*** Dorad’s production is expected to begin in 2Q 2014

MWp
30
25
20
15
10
5
0
5
10.8
13
25
2010
2011
2012
2013
Cumulative Capacity [MWp]

Growing Capacity of Ellomay’s
PV Portfolio

ellomay
CAPITAL LIMITED

Ljubljana
Zagreb
Roma
Tunis
Global irradiation [kWh/m²]
<600 800 1000 1200 1400 1600 1800 2000 2200>
<450 600 750 900 1050 1200 1350 1500 1650>
Solar electricity [kWh/kWp]

Italian PV Market
  The Italian government adopted the European most
 common incentive scheme- Feed In Tariff (FiT). The
 energy authority in Italy (GSE) pays a long-term
 nominal rate per every kilo-watt hour that is
 produced by a PV plant on top of the price of
 electricity the PV plant receives on electricity that is
 transferred to the grid .
  FiT rate depends on:
 • Connection date
 • Size of the plant
 • Location
 • The FiT is guaranteed for 20 years, starting at
 the connection date.
  Italy has high level of radiance in European terms
 (1,200-1,600 kWh/kWp).
  The most attractive regions are in the center and
 south of Italy, where the radiance is the highest and
 the regional regulation is less stringent.

Italian PV Plants
Project name	Nominal Size (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Technology	Region	FIT* Eurocent/KWh
Del Bianco	734	2010	2.9€	Fix	Marche	34.57
Costantini	734	2010	2.9€	Fix	Marche	34.57
Giacchè	730	2010	3.8€	Trackers	Marche	34.57
Massaccesi	749	2010	3.8€	Trackers	Marche	34.57
Troia 8	996	2010	3.5€	Fix	Puglia	34.57
Troia 9	996	2010	3.5€	Fix	Puglia	34.57
Galatina	999	2011	3.9€	Fix	Puglia	34.57
Pedale	2,994	2011	3.95€	Trackers	Puglia	28.9
D’angella	931	2011	3.25€	Fix	Puglia	29.1
Acquafresca	948	2011	3.25€	Fix	Puglia	29.1
Soleco	5,924	2013	2.0€	Fix	Veneto	23.8
Tecnoenergy	5,900	2013	2.0€	Fix	Veneto	23.8
* All plants are connected to the Grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price, approximately 5-6 Eurocents/KWh

ellomay
CAPITAL LIMITED

A Coruña
Oviedo
Santander
Bilbao
Donostia
León
Vitoria-Gasteiz
Burgos
Pamplona
Andorra
Valladolid
Zaragoza
Lleida
Sabadell
Barcelona
Braga
Porto
Salamanca
Madrid
Coimbra
Portugal
España
(Spain)
Albacete
Valencia
Lisboa
Badajoz
Murcia
Sevilla
Huelva
Granada
Cartagena
Malaga
Almeria
Gibraltar

PV Plant in Spain - 2.275 MW*
Project name	Rinconada II
Location	Alcolea (Cordoba, Spain)
Nominal Size (kWp)	2,275
Connection Date	July 2010
Remuneration period	30 years
Technology	Fix
Date Acquired	July 1, 2012
Acquisition cost per MWp (in millions)	2.40€
*Ellomay owns 85% of the plant

  Ellomay indirectly holds a 7.5% interest in
 Dorad, and an option to purchase additional
 interest of approximately 1.9%.
  As of today, Dorad is the largest private
 power station in Israel, with installed
 capacity of approximately 800 MW. The
 station is bi-fuel and powered by natural gas.
  The cost of the project is estimated at
 approximately US$ 1.2 billion. The project
 has secured one of the largest project
 finance facilities in Israel of over US$ 1
 billion. The financing facility was led by
 Israel's largest banks and institutional
 investors.
  The power station is located in the vicinity of
 Ashkelon
Dorad Energy

Dorad Energy
  In July 2013, the Dorad Power Station was energized
 and connected to the Israeli national grid.
  In November 2013, the Natural Gas Authority of the
 Israeli Ministry of National Infrastructures, Energy and
 Water Resources approved the connection of the
 Dorad Power Plant to the national gas pipeline
 network.
  Dorad received all permanent electricity production
 licenses in May 2014.

Dorad Energy
  Electricity is sold directly to end-users and to the national distribution network at competitive rates.
  The station, that was declared a national infrastructure project by the Israeli Prime
 Minister, is operational and connected to the grid.
  Ellomay has invested approximately NIS 104 million (approximately US$ 29.9 million) in the project as of March 1, 2014.
  The Dorad station is expected to begin producing energy in full capacity in 2Q 2014

Financial Summary
(US$ in thousands)	December 31, 2012	December 31, 2013
Cash and cash equivalent	33,292	7,238
Short-term restricted cash	8,085	5,653
Long-term restricted cash	3,253	4,315
Investment in Dorad	19,683	24,990
Total assets	128,740	146,930
Total liabilities	45,626	47,169
Total equity	83,114	99,761
(US$ in thousands)	For the year ended December 31 2012	For the year ended December 31 2013
Revenues	8,890	12,982
Gross profit	4,219	6,580
Operating profit	715	13,368
Adjusted EBITDA	3,594	6,612
Net income (loss) for the period	(2,133)	10,087

Leadership Team
Shlomo Nehama, Director and Chairman of the Board - Former Chairman of the Board of Bank Hapoalim, the leading bank in Israel, between 1998 and 2007. Mr. Nehama, along with the late Ted Arison, organized the group of American and Israeli investors who purchased the bank from the State of Israel in 1997. During his years at the bank, Bank Hapoalim grew its profits and return on capital, while increasing its balance sheet by over 50% and became Israel's leading bank while expanding to additional markets around the world. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial
Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy. Mr. Nehama serves as director at several philanthropic academic institutions, on a voluntary basis.
Ran Fridrich, Director and CEO - Mr. Fridrich co-founded the Oristan management group in 2004 and has primary management responsibilities for the Crystal Funds program of CDO Equity Funds including, inter alia, the first Crystal Fund. Mr. Fridrich knowledge of
CDOs prompted him to launch a proprietary investment advisory business in 2001 that focuses primarily on CDO investments, fixed-
income securities and credit default swap transactions. Prior to starting his investment advisory business, Mr. Fridrich served as the general manager of two packaging and collating companies based in Israel. Mr. Fridrich is a graduate of the Senior Executive Program
Faculty Management division at Tel Aviv University. During his military service at the IDF, Mr. Fridrich attained the rank of Colonel.
Hemi Raphael , Director - Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to
1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar
Association.
Kalia Weintraub, CFO - Ms. Weintraub directly monitors, coordinates, interprets and administers all functional activities and policies related to treasury and finance, budgeting, insurance, financial analysis and accounting. Prior to her appointment as Ellomay CFO,
Ms. Weintraub served as our corporate controller from January 2007. Prior to joining Ellomay, Ms. Weintraub worked as a certified public accountant in the High-Tech practice division of the Israeli accounting firm of Kost Forer Gabbay & Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007. Earlier, she worked at the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms.
Weintraub holds a B.A. in Economics and Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel.

Investment Summary
1. Diversified base of cash flow generating assets
2. Strong balance sheet and track record of securing
 non-dilutive financing
3. Focus on small/mid size scale commercial
 projects with limited capex and operational risks
4. Significant operating leverage as G&A not
 expected to significantly increase with the
 expansion of our operations
5. Seasoned management team with
 extensive sector knowledge and access
 to attractive opportunities
6. Dorad power station located in Israel is expected
 to provide high margin, recurring cash flows
 starting in 2015

Contact
Company
Investor Relations
Dustin Salem
Senior Vice President - Western
Region
MZ Group - MZ North America
Direct: 949-259-4998
Mobile: 949-375-4834
dustin.salem@mzgroup.us
www.mzgroup.us
www.ellomay.com
Kalia Weintraub
Chief Financial Officer
Ellomay Capital LTD.
9 Rothschild Blvd., Tel Aviv
Direct: +972-3-7971111
Fax: +972-3-7971122
Email: kaliaw@ellomay.com

ellomay
CAPITAL LIMITED

160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
1,275
1,599
2,050
2,614
3,700
5,085
6,629
9,146
15,795
23,108
40,183
70,168
99,690
136,697

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
ROW	751	807	887	964	993	1,003	1,108	1,150	1,226	1,306	1,590	2,098	2,098	2,183
MEA	-	-	-	-	1	1	1	2	3	25	80	205	570	953
China	19	24	42	52	62	70	80	100	140	300	800	3,300	6,800	18,100
AMERICA	21	24	54	102	163	246	355	522	828	1,328	2,410	4,590	8,365	13,518
APAC	368	496	686	916	1,198	1,502	1,827	2,098	2,628	3,373	4,951	7,513	12,159	21,992
Europe	116	249	381	580	1,283	2,264	3,258	5,274	10,970	16,777	30,352	52,462	69,699	79,952
TOTAL	1,275	1,599	2,050	2,614	3,700	5,085	6,629	9,146	15,795	23,108	40,183	70,168	99,690	136,697

Appendix 1: The Global PV Market
The cumulative global PV capacity at the end of 2013 was 137 GWp, out of which 80 GWp are in Europe and 18 GWp are in Italy alone*
Evolution of global PV cumulative installed capacity 2000-2013 (MW)
* Source: EPIA market report 2013

TWh
500
450
400
350
300
250
200
150
100
50
0
5
43
164
462
2008
2012
2016
2020
GW
5
35
140
390

Solar PV Electricity - Europe
Cumulative Power Production Potential in Europe by 2020 - 12% scenario
(TWh produced, GW installed)
By 2020, EPIA believes solar
photovoltaic electricity can
become a mainstream energy
source in Europe and cover up
to 12% of the electricity
demand. This is possible with
appropriate policies, constant
reduction of costs and an
adapted environment
(modernization of the grid
infrastructures, introduction
of electric cars, improvement
of storage, etc.)
* Source: EPIA

ellomay
CAPITAL LIMITED

20,000
16,000
12,000
8,000
4,000
0
-4,000
-8,000
16,672
11,895
10,535
3,065
1,338
833
424
50
22
7
6
5
-207
-5,495
-5,441
-43
-158
-1,205
-3,204
PV
Wind
Gas
Coal
Biomass
CSP
Hydro
Waste
Nuclear
Fuel oil
Wave and tidal
Geothermal
Installed
Decommissioned

PV: The First New Generation Capacity In
The European Union In 2012
• PV in 2012 was the number-one electricity source in the EU in terms of added installed capacity
• With 16.7 GW connected to the grid, PV outscored gas and wind in 2012
* Source: EPIA

Electric power consumption (KWh per capita, 2011)

18000
16000
14000
12000
10000
8000
6000
4000
2000
0
Canada
U.S.
Japan
France
Germany
Israel
UK
Italy

The Israeli Electricity Market